UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AEOLUS PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45325 S-10-1

(CUSIP Number)

EFFICACY CAPITAL, LTD.

Mark Lappe, Managing Partner Jon Faiz Kayyem, Managing Partner 11622 El Camino Real, Suite 100 San Diego, CA 92130 Phone: (858) 764-2450	with a copy to: Morrison & Foerster LLP Jeremy D. Glaser, Esq. 12531 High Bluff Drive, Suite 100 San Diego, CA 92130 Phone: (858) 720-5103

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45325 S-10-1

1.	Names of Reporting Persons. EFFICACY BIOTECH FUND L.P. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable.

6.	Citizenship or Place of Organization DELAWARE, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,660,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,660,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,660,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 51.64%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45325 S-10-1

1.	Names of Reporting Persons. EFFICACY BIOTECH FUND LTD. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable.

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,660,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,660,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,660,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 51.64%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45325 S-10-1

1.	Names of Reporting Persons. EFFICACY BIOTECH MASTER FUND LTD. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable.

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,660,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,660,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,660,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 51.64%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45325 S-10-1

1.	Names of Reporting Persons. EFFICACY CAPITAL LTD. I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable.

6.	Citizenship or Place of Organization BERMUDA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,660,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,660,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,660,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 51.64%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45325 S-10-1

1.	Names of Reporting Persons. MARK LAPPE I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable.

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,660,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,660,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,660,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 51.64%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 45325 S-10-1

1.	Names of Reporting Persons. JON FAIZ KAYYEM I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not applicable.

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,660,000 shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,660,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,660,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 51.64%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

(a)           Class of Equity Securities:  Common Stock

(b)           Name of Issuer:  AEOLUS PHARMACEUTICALS, INC. (the “Company”)

(c)           Address of Issuer’s Principal Executive Offices:

23811 Inverness Place
Laguna Niguel, CA 92677

Item 2.  Identity and Background

(a)           Name of Person Filing:

                See Item 1 of each cover page.

Pursuant to Rule 13d-1(a) of General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13D Statement (this “Schedule 13D”) on behalf of (i) Mark Lappe, (ii) Jon Faiz Kayyem, (iii) Efficacy Capital Ltd., a Bermuda limited liability company (“Efficacy Capital”), (iv) Efficacy Biotech Fund, L.P., a Delaware limited partnership (“EBF”), (v) Efficacy Biotech Fund Limited, a Bermuda Exempted Mutual Fund Company (“EBFL”), and (vi) Efficacy Biotech Master Fund Ltd., a Bermuda Exempted Mutual Fund Company (“EBMFL”) (collectively, the “Reporting Persons”).

(b)           Address or Principal Business Office:

                11622 El Camino Real, Suite 100
San Diego, CA 92130

(c)           Mark Lappe is a Managing Partner of Efficacy Capital Ltd., the Investment Manager for the Reporting Persons. Jon Faiz Kayyem is a Managing Partner of Efficacy Capital Ltd. the Investment Manager for the Reporting Persons.

(d)           Not applicable.

(e)           Not applicable.

 (f)           Citizenship:

                See Item 6 of each cover page.

Item 3.  Source and Amount of Funds or Other Consideration

On June 5, 2006, the Company entered into a certain subscription agreement (the “Subscription Agreement”) with EBMFL and another investor for the sale of the aggregate amount of 10,000,000 shares of common stock of the Company par value $0.01 per share (“Common Stock”), at a purchase price of Fifty Cents ($0.50) per share, together with warrants to purchase 7,000,000 shares of Common Stock at an exercise price of Seventy-Five Cents ($0.75) per share and warrants to purchase 4,000,000 shares of Common Stock at an exercise price of Fifty Cents ($0.50) per share (collectively, “Warrants”), in a private placement.  All of the funds used to purchase the Common Stock or Warrants were from the working capital of one or more of the Reporting Persons.

Item 4.  Purpose of Transaction

The acquisition of the securities referred to herein is for the purpose of investing in the Company.  The Company and EBMFL entered into a Right of First Offer Agreement dated June 5, 2006 (the “Right of First Offer Agreement”), pursuant to which the Company granted a right of first offer to EBMFL with respect to any future sales by the Company of its shares of, or securities convertible into or exchangeable or exercisable for any shares of, any class of its capital stock or any debt securities.  The Company and EBMFL entered into a letter agreement dated June 5, 2006 (“Board Observer Letter”), pursuant to which EBMFL will be entitled to (i) observer rights with respect to the Company’s Board of Directors and (ii) consult with and advise management of the Company on significant business issues, including management’s proposed annual operating plans.  Other than as described herein, the Reporting Persons have no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Efficacy Capital is a Reporting Person with respect to shares of Common Stock and Warrants of the Company held for the account of EBMFL to which it acts as investment adviser with investment discretion over portfolio investments. Efficacy Capital is the manager of EBMFL.  Mark Lappe is a principal and managing partner of Efficacy Capital.  Jon Faiz Kayyem is a principal and Managing Partner of Efficacy Capital.  EBF and EBFL each own an indirect interest in the shares of Common Stock and Warrants due to their respective interests in EBMFL.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the transactions described herein, (i) the Company, EBMFL and Ronin Capital, LLC entered into the Subscription Agreement, (ii) Company and EBMFL entered into the Right of First Offer Agreement, pursuant to which the Company granted a right of first offer to EBMFL with respect to any future sales by the Company of its shares of, or securities convertible into or exchangeable or exercisable for any shares of, any class of its capital stock or any debt securities and (iii) the Company, EBMFL, Ronin Capital, LLC and the holders of the Company’s Series A Preferred Stock (the “Series A Holders”) entered into a Conversion Agreement dated June 5, 2006, pursuant to which the Series A Holders agreed to convert their shares of Series A Preferred Stock into Common Stock.

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference into this Schedule 13D as exhibits pursuant to Item 7 hereof.

Except as otherwise described herein, no contracts arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any other person or entity.

Item 7.  Material to Be Filed as Exhibits

1.     Subscription Agreement dated June 5, 2006 by and between the Company and the investors whose names appear on the signature pages thereof.  (1)

2.     Conversion Agreement dated June 5, 2006 by and among the Company, the Company’s Series A Preferred Stockholders, Efficacy Biotech Master Fund Ltd. and Ronin Capital, LLC.  (1)

3.     Form of Warrant to Purchase Common Stock dated June 5, 2006.  (1)

4.     Warrant to Purchase Common Stock dated June 5, 2006 by and among the Company and Efficacy Biotech Master Fund Ltd.  (1)

5.     Right of First Offer Agreement dated June 5, 2006 by and among the Company and Efficacy Biotech Master Fund Ltd.  (1)

6.     Board Observer Letter dated June 5, 2006 by and among the Company and Efficacy Biotech Master Fund Ltd.  (1)

(1)  Incorporated by reference to the Company's Current Report on Form 8-K, filed June 6, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 9, 2006
Date

/s/ Mark Lappe
Mark Lappe

/s/ Jon Faiz Kayyem
Jon Faiz Kayyem

Efficacy Capital Ltd.,
a Bermuda limited liability company

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund, L.P.,
a Delaware limited partnership

By: Efficacy Capital Ltd.
Its: General Partner

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund Limited,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Master Fund Ltd.,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001) 7

EXHIBITS:

Exhibit 1:  Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

                In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Aeolus Pharmaceuticals, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of June 9, 2005.

/s/ Mark Lappe
Mark Lappe

/s/ Jon Faiz Kayyem
Jon Faiz Kayyem

Efficacy Capital Ltd.,
a Bermuda limited liability company

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund, L.P.,
a Delaware limited partnership

By: Efficacy Capital Ltd.
Its: General Partner

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Fund Limited,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner

Efficacy Biotech Master Fund Ltd.,
a Bermuda Exempted Mutual Fund Company

By: Efficacy Capital Ltd.
Its: Manager

/s/ Mark Lappe
By: Mark Lappe
Its: Managing Partner